EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is made and entered into as of February 14, 2014, by and between Mel Harris and the Mel Harris Declaration of Trust Dated June 6, 2002 (the “Filing Persons”). In accordance with Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Filing Persons hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto, required to be filed by them pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Filing Persons agrees that the information set forth in any such Schedule 13D or Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or Schedule 13G or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in any such Schedule 13D or Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in any such Schedule 13D or Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to any such Schedule 13D or Schedule 13G.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

/s/ Mel Harris
Mel Harris

Mel Harris Declaration of Trust Dated June 6, 2002

By:	/s/ Mel Harris
	Name:	Mel Harris
	Date:	Trustee